Faegre Drinker Biddle & Reath LLP

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Chicago, IL 60606

(312) 569-1000 (Phone)

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www.faegredrinker.com

September 25, 2024

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Megan F. Miller

Re:	RiverNorth Opportunistic Municipal Income Fund, Inc. (the “Fund”) (File Nos. 333-281401; 811-233666)

Dear Ms. Miller:

The following responds to the comments of the staff of the Securities and Exchange Commission (“Staff”) that you provided by telephone on August 19, 2024, relating to the Fund’s June 30, 2023 annual report filed with the Securities and Exchange Commission on Form N-CSR on November 20, 2023 (the “Annual Report”).

For your convenience, the Staff’s comments are summarized below and each comment is followed by the Registrant’s response.

1.	Comment: Please explain why securities are tagged as held as collateral or a loan payable, but there is no loan payable on the balance sheet.

Response: The credit agreement requires a minimal amount of collateral to be held in order to maintain the account open, regardless if an amount is drawn on such account. Therefore, although there is no loan payable currently reflected on the balance sheet, the securities are held as collateral in compliance with the agreement. These securities held as collateral remain in the possession of the Fund’s custodian through a tri-party agreement.

2.	Comment: The Staff noted that the fund has a distribution policy or practice of maintaining a specified level of distributions and paid a return of capital on a prospective basis. Please include a discussion of the extent to which the Fund’s distribution policy resulted in distributions of capital or impacted strategies or NAVs.

Response: The Registrant confirms that it will, going forward, include the requested information when applicable.

* * * * *

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at 312-569-1107.

Sincerely,

/s/ David L. Williams
David L. Williams